

February 27, 2014

Via E-mail
James M. Sullivan
Executive Vice President and Chief Financial Officer
Joy Global Inc.
100 E. Wisconsin Avenue, Suite 2780
Milwaukee, WI 53202

      Re: **Joy Global Inc.**
               Form 10-K for the Fiscal Year Ended October 25, 2013
               Filed December 13, 2013
               File No. 001-09299

Dear Mr. Sullivan:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 25, 2013

Item 8. Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-14

1.   We note that you have certain customer agreements that are considered multiple element arrangements. Please tell us how you considered the disclosures required by FASB ASC 605-25-50-1 and 50-2.

James M. Sullivan
Joy Global Inc.
February 27, 2014
Page 2

<u>Note 16. Earnings per Share, page F-40</u>

2.   In Note 12, you disclose that dividends accrue on all restricted stock units. Please tell us whether the restricted stock units are participating securities and how you considered the units for purposes of basic earnings per share. Refer to FASB ASC 260-10-45-61A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant